SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                      AMERICAN GAMING & ENTERTAINMENT, LTD.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  026325 10 0
                                 (CUSIP Number)


                          Constance J. Gustafson, Esq.
                          Lowe Gray Steele & Darko, LLP
                 Bank One Tower, 111 Monument Circle, Suite 4600
                           Indianapolis, Indiana 46204
                                 (317) 236-8020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 2000
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               (Page 1 of 9 Pages)

CUSIP No.   0263251 0 0      13D    Page 2 of 9 Pages

1.   NAME OF REPORTING PERSONS

     David B. McLane (along with John F. Fisbeck and Carter M. Fortune)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [X]
                                                    (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               Mr. McLane will own 122,637,126.6 shares over which he will have sole voting; however, as a member of a group he will be deemed to beneficially own 367,911,380.

        8.     SHARED VOTING POWER

               0

        9.     SOLE DISPOSITIVE POWER

               Mr. McLane will own 122,637,126.6 shares over which he will have sole dispositive power; however, as a member of a group he will be deemed to beneficially own 367,911,380.

        10.    SHARED DISPOSITIVE POWER

               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Messrs. McLane, Fisbeck and Fortune will be deemed to beneficially own an aggregate 367,911,380 shares of AGEL's Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   026325 10 0      13D    Page 3 of 9 Pages

1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Mr. McLane and Mr. Fortune)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [X]
                                                    (b)  [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               Mr. Fisbeck will own 122,637,126.6 shares over which he will have sole voting; however, as a member of a group he will be deemed to beneficially own 367,911,380.

        8.     SHARED VOTING POWER

               0

        9.     SOLE DISPOSITIVE POWER

               Mr. Fisbeck will own 122,637,126.6 shares over which he will have sole dispositive power; however, as a member of a group he will be deemed to beneficially own 367,911,380.

        10.    SHARED DISPOSITIVE POWER

               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Messrs. McLane, Fisbeck and Fortune will be deemed to beneficially own an aggregate 367,911,380 shares of AGEL's Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.    026325 10 0     13D    Page 4 of 9 Pages

1.   NAME OF REPORTING PERSONS

     Carter M. Fortune (along with Messrs. McLane and Fisbeck)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [X]
                                                    (b)  [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               Mr. Fortune will own 122,637,126.6 shares over which he will have sole voting; however, as a member of a group he will be deemed to beneficially own 367,911,380.

        8.     SHARED VOTING POWER

               0

        9.     SOLE DISPOSITIVE POWER

               Mr. Fortune will own 122,637,126.6 shares over which he will have sole dispositive power; however, as a member of a group he will be deemed to beneficially own 367,911,380.

        10.    SHARED DISPOSITIVE POWER

               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Messrs. McLane, Fisbeck and Fortune will be deemed to beneficially own an aggregate 367,911,380 shares of AGEL's Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.2%

14.  TYPE OF REPORTING PERSON

     IN

Item 1.  Security and Issuer.

    This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share ("Common Stock"), of American Gaming & Entertainment, Ltd., a Delaware corporation ("AGEL"), with principal offices located at 51 Beech Road, Glen Rock, New Jersey 07452.

Item 2.  Identity and Background.

    (a)-(c)  This  Schedule 13D is being filed by:

        David B. McLane, whose principal place of business is Bank One Tower, 111 Monument Circle, Suite 4600, Indianapolis, Indiana 46204. Mr. McLane's present principal occupation is serving as President of David McLane Enterprises, Inc.

        John F. Fisbeck, whose principal place of business is Bank One Tower, 111 Monument Circle, Suite 4600, Indianapolis, Indiana 46204. Mr. Fisbeck's present principal occupation is serving as Vice President and Senior Financial Consultant for Merill Lynch.

        Carter M. Fortune whose principal place of business is Bank One Tower, 111 Monument Circle, Suite 4600, Indianapolis, Indiana 46204. Mr. Fortune's present principal occupation is serving as president of Fortune Group, Inc.

    (d)-(e) During the last five years, Messrs. McLane, Fisbeck and Fortune have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f) Messrs. McLane, Fisbeck and Fortune are all United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

    Messrs. McLane, Fisbeck and Fortune are purchasing 367,911,380 shares of AGEL's Common Stock pursuant to two Stock Purchase Agreements for a total of $100,000 in cash plus additional consideration (described in Item 4 below). The source of the consideration for the purchase is personal funds.

Item 4.  Purpose of the Transaction.

    Messrs. McLane, Fisbeck and Fortune (collectively, the "Buyers") are purchasing 367,911,380 shares of AGEL's Common Stock pursuant to two Stock Purchase Agreements dated July 28, 2000. One agreement is with Richard C. Breeden, who is the Bankruptcy Trustee (the "Trustee") for The Bennett Funding Group, Inc. et al. (the "Estate") in a bankruptcy proceeding pending in the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). This agreement provides for the purchase of 362,088,361 shares (the "Estate Stock") of $0.01 par value common stock from the Estate for $98,200 in cash. The Estate Stock includes 360,588,361 shares of common stock which will be converted from the Series C, D and E preferred stock owned by the Estate pursuant to a notice of conversion delivered to AGEL dated as of July 21, 2000. The other agreement is with Shamrock Holdings Group, Inc. ("Shamrock") and provides for the purchase of 5,823,019 shares of $0.01 par value common stock (of which 1,399,565 shares will be converted from the Series A preferred stock owned by Shamrock pursuant to a notice of conversion delivered to AGEL dated as of July 21, 2000) for $1,800 in cash. Collectively, the stock purchased from the Estate and Shamrock will represent 98.2% of the outstanding common stock of AGEL. The sale of the stock by the Estate is conditioned upon approval by the Bankruptcy Court. In addition, the sale of the stock by the Estate and Shamrock is also conditioned upon receipt of the approval of the Indiana Gaming Commission unless it is determined that Commission approval is not required. It is anticipated that the sale of the stock will close on or about August 31, 2000.

    The Buyers have also agreed to cause AGEL to pay J. Douglas Wellington, AGEL's CEO, from post-closing funds to be contributed to AGEL by the Buyers a severance payment in the amount of $62,500 and a car and rent allowance in the amount of $1,500. The Stock Purchase Agreements also provide that immediately following closing on the stock sale, AGEL's Board of Directors will be expanded to not less than three members (as determined by the Buyers) and the Board of Directors will fill the vacancies with individuals designated by the Buyers. It is anticipated that the Buyers will designate David B. McLane to fill one of the vacancies. The Buyers have not yet determined who will be designated to fill the other vacancies. It is anticipated that AGEL's current sole director, J. Douglas Wellington, will resign shortly after the closing on the stock sale.

    Shortly after the closing on the stock sale, the Buyers plan to engage in a transaction by which a company owned by the Buyers, WOW Entertainment, Inc. ("WOW"), will become a wholly owned subsidiary of AGEL. It is not anticipated that Messrs. McLane, Fisbeck and Fortune will receive any additional shares of AGEL in connection with such transaction. Based in Indianapolis, Indiana, WOW develops and produces sports entertainment programming. WOW's first run syndicated television series, WOW-Women of Wrestling, is scheduled to premiere in the fall of 2000.

    The foregoing description of certain provisions of the Stock Purchase Agreements, copies of which are filed as exhibits hereto and incorporated herein by reference, is not intended to be complete and is qualified in its entirely by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer.

    (a)-(b) Messrs. McLane, Fisbeck and Fortune will as members of a group be deemed to beneficially own 367,911,380 shares of AGEL common stock representing 98.2% of the outstanding common stock of AGEL; however, each will have the sole voting and dispositive power of 122,637,126.6 shares of common stock representing approximately 37.7% of the outstanding common stock as represented by AGEL to the Buyers.

    (c) Except for the execution of the Stock Purchase Agreements, there have been no transactions in shares of common stock by the Buyers during the past 60 days.

    (d) The Buyers, based on their respective percentage ownership of the shares of Common Stock to which this statement relates, shall have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such shares of common stock.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of the Buyers, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Buyers and any other person with respect to any securities of AGEL, including but not limited to transfer or voting of any securities of AGEL, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of AGEL.

    The Buyers are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although the Buyers will take ownership of the AGEL stock in their individual names and are individually supplying the consideration for the purchase of the AGEL from personal funds, the Buyers may be considered to be acting together for the purpose of acquiring and holding the stock since each of the Buyers has signed the Stock Purchase Agreements.

    Mr. Fortune owns certain preferred stock in WOW Entertainment, Inc. ("WOW"), the company owned by the Buyers which will become a subsidiary of AGEL following the closing on the purchase of the AGEL Stock. Mr. Fortune has also agreed to make a loan to WOW. The Buyers have an oral agreement that they will not dispose of the AGEL shares until the preferred stock has been redeemed and the loan repaid.

    WOW is a party to a Distribution Agreement with M/G Perin, Inc. (the "Distributor") under which WOW has agreed to cause the issuance to the Distributor of 3% of the AGEL common stock acquired by the Buyers pursuant to the Stock Purchase Agreements plus a warrant to acquire an additional 1% of the AGEL common stock owned by the Buyers. The shares to be issued to the Distributor will come solely from the shares being purchased by the Buyers. Upon the closing of the AGEL stock purchase, the Buyers intend to cause the issuance of the stock and warrant to the Distributor.

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

Exhibit A      Joint Filing Statement

Exhibit 7.1    Stock Purchase Agreement, dated as of July 28, 2000, between John
               F. Fisbeck, David B. McLane and Carter M. Fortune, and Richard C. Breeden, Trustee of The Bennett Funding Group, Inc. et al. and American Gaming & Entertainment, Ltd.

Exhibit 7.2    Stock Purchase Agreement, dated as of July 28, 2000, between John
               F. Fisbeck, David B. McLane and Carter M. Fortune, and Shamrock Holdings Group, Inc. and American Gaming & Entertainment, Ltd.

Exhibit 7.3 Distribution Agreement executed as of July 17, 2000 between WOW Entertainment, Inc. and M/G Perin, Inc.

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2000

/s/ David B. McLane
-----------------------------
David B. McLane


/s/  John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
-----------------------------
Carter M. Fortune

                                    EXHIBIT A

                             Joint Filing Statement

         We, the undersigned, hereby express our agreement that the attached
Schedule 13D is filed on behalf of each of us.


/s/ David B. McLane
-----------------------------
David B. McLane


/s/  John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
-----------------------------
Carter M. Fortune